Exhibit 4.1

VADO CORP.

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF DESIGNATIONS OF RIGHTS, PREFERENCES AND

LIMITATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Section 78.1955 of the Nevada Revised Statutes (the “NRS”) and the Articles of Incorporation, as amended (the “Articles”) of Vado Corp. (the “Corporation”), the Certificate of Designation of the Rights, Preferences and Limitations of the Series A Convertible Preferred Stock of the Corporation is hereby amended to revise Section 6 by deleting the last sentence and add a new Section 8 and Section 9 which shall read in its entirety as follows:

Section 6.                  Certain Adjustments. Stock Dividends and Stock Splits. If the Corporation, at any time while any Preferred Shares remain outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to the conversion of the Series A Preferred Stock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, each Preferred Share shall receive such consideration as if such number Preferred Shares had been, immediately prior to such foregoing dividend, distribution, subdivision, combination or reclassification, the holder of the number of shares of Common Stock into which it could convert at such time. Any adjustment made pursuant to this Section 6 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

Section 8.                  Ranking. Each share of Series A Preferred Stock will rank (i) senior to all of the Corporation’s Common Stock and any other equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock, and (ii) if the Holders of a majority of outstanding Series A Preferred Stock consent in writing to the issuance of such Preferred Stock equal to any shares of equity securities that the Corporation may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of amounts upon liquidation, dissolution or winding up of the Corporation.

Section 9.                  Liquidation Preference. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Corporation, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of junior stock, but pari passu with any parity stock then outstanding, an amount per Preferred Share equal to the greater of (A) the Stated Value thereof on the date of such payment and (B) the amount per share such Holder would receive if such Holder converted such Preferred Shares into Common Stock immediately prior to the date of such payment, provided that if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of parity stock, then each Holder and each holder of parity stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of parity stock as a liquidation preference, in accordance with their respective certificate of designations (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of parity stock. To the extent necessary, the Corporation shall cause such actions to be taken by each of its subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 9. All the preferential amounts to be paid to the Holders under this Section 9 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to the holders of shares of junior stock in connection with a Liquidation Event as to which this Section 9 applies.

For purposes of this Certificate:

“Liquidation Event” shall mean the merger or consolidation of the Corporation with another entity in which the Corporation is not the surviving entity, the sale of all of the assets of the Corporation in a transaction (or series of related transactions) which requires stockholder approval under Chapter 78 of the Nevada Revised Statues or the dissolution or winding up of the Corporation other than a dissolution which occurs solely, because the Corporation fails to file a report with the Nevada Secretary of State or other Nevada governmental entity.

“Stated Value” shall mean $30 per share of Series A Preferred Stock.

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